SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2007
                          ---------------------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 001-33713
                                           ---------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 SBERA 401(k) Plan as adopted by Beacon Federal

    B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Beacon Federal Bancorp, Inc.
                             6311 Court Street Road
                          East Syracuse, New York 13057

                       SAVINGS BANKS EMPLOYEES RETIREMENT
                             ASSOCIATION 401(k) PLAN
                          AS ADOPTED BY BEACON FEDERAL
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

      (With Independent Registered Public Accounting Firm's Report Thereon)


                                                                            PMN

                                TABLE OF CONTENTS


                                                                          Page
                                                                          ----

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT                      1

FINANCIAL STATEMENTS:

     Statements of net assets available for benefits                        2

     Statements of changes in net assets available for benefits             3

     Notes to financial statements                                       4-13


SUPPLEMENTAL SCHEDULE:                                                     14

     Line 4i - Schedule of assets (held at end of year)                    15



                                                                            PMN

PMN
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


PLAN SPONSOR
BEACON FEDERAL

We have audited the accompanying statement of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Beacon Federal (the Plan) (formerly Beacon Federal Retirement Savings Plan), as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of Beacon Federal Retirement Savings Plan for the year ended December 31, 2006. Their report dated June 11, 2007 disclaimed an opinion on the 2006 financial statements as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                         /s/ Parent, McLaughlin & Nangle
                                             Certified Public Accountants, Inc.

July 15, 2008
Boston, MA

--------------------------------------------------------------------------------
                          Parent, McLaughlin & Nangle
                        Certified Public Accounts, Inc.
--------------------------------------------------------------------------------

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                                                                                           December 31,
                                                                                ----------------------------------
                                                                                      2007                2006
                                                                                ----------------  ----------------
Investment in Savings Banks Employees Retirement
     Association Common/Collective Trust, at fair value                         $   5,921,952        $         -

Investments, at fair value                                                                  -          4,514,688

Contributions receivable:
     Employer                                                                               -            337,788
     Participants                                                                           -              9,767
                                                                                ----------------  ----------------
                                                                                            -            347,555
                                                                                ----------------  ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $   5,921,952        $ 4,862,243
                                                                                ================  ================

The accompanying notes are an integral part of the financial statements.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                                                                                     Year Ended December 31,
                                                                                -----------------------------------
                                                                                        2007             2006
                                                                                ----------------  -----------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     Investment income:
        Net investment loss from investment in Savings
          Banks Employees Retirement Association
          Common/Collective Trust                                               ($    190,954)     $         -
        Net investment gain from investment in Registered
          Investment Companies                                                        466,776          493,844
        Interest and dividend income                                                   17,095           16,909
                                                                                 ------------      -----------
                                                                                      292,917          510,753
                                                                                 ------------      -----------
     Contributions:
        Employer's                                                                    159,864          463,894
        Participants'                                                                 379,051          308,385
        Participant rollovers                                                         603,669          107,590
                                                                                 ------------      -----------
                                                                                    1,142,584          879,869
                                                                                 ------------      -----------
            Total additions                                                         1,435,501        1,390,622
                                                                                 ------------      -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefits paid to participants                                                    375,686          107,798
     Administrator fees                                                                   106               45
                                                                                 ------------       ----------
            Total deductions                                                          375,792          107,843
                                                                                 ------------      -----------
NET INCREASE                                                                        1,059,709        1,282,779

NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                                                              4,862,243        3,579,464
                                                                                 ------------      -----------
     End of year                                                                 $  5,921,952      $ 4,862,243
                                                                                 ============      ===========

The accompanying notes are an integral part of the financial statements.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

A.   Description of the Plan:
     -----------------------

     The following description of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Beacon Federal (the "Bank") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         Plan Amendment:
         --------------

         Effective January 1, 1996, the Bank had previously adopted the Beacon Federal Retirement Savings Plan. On June 21, 2007, the Board of Directors of Beacon Federal voted to amend and restate the Plan in the form of the SBERA 401(k) Plan as adopted by Beacon Federal and appoint SBERA as Trustee, effective July 1, 2007.

         General:
         -------

         Effective July 1, 2007, the Plan is part of the SBERA Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust's net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Eligibility:
         -----------

         To become eligible for participation, an employee must be at least age 18 and have completed one month of service.

         Contributions:
         -------------

         Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.

         The Bank matches an amount equal to 60% of the participant's elective deferral up to a maximum of 6% of a participant's compensation. In addition, the Bank may elect to make a discretionary profit sharing contribution to the Plan at an amount determined by the Board of Directors, but the amount contributed cannot exceed the maximum amounts allowable under the provisions of the Internal Revenue Code.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------
                                   (continued)

A.   Description of the Plan - (continued):
     -----------------------

         Participant accounts:
         --------------------

         Each participant's account is credited with the participant's contribution and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Forfeited accounts:
         ------------------

         At December 31, 2007 and 2006, forfeited nonvested accounts totaled $11,132 and $29,187, respectively. These accounts are allocated among the participants' accounts in the same manner as the discretionary profit sharing contributions.

         Investments:
         -----------

         Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:

              Equity Account:
              --------------

              This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

              Index 500 Account:
              -----------------

              This Account attempts to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index.

              Small Cap Growth Account:
              ------------------------

              This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                   (continued)

A.   Description of the Plan - (continued):
     -----------------------

         Investments - (continued):
         -----------

              International Equity Account:
              ----------------------------

              This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

              Small Cap Value Account:
              -----------------------

              This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

              Large Cap Value Account:
              -----------------------

              This Account's investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

              Large Cap Growth Account:
              ------------------------

              This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

              Life Path Accounts:
              ------------------

              These  Accounts  are intended  for  participants  who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund's target allocation.

              All Asset Account:
              -----------------

              The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a "fund of funds" that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                   (continued)

A.   Description of the Plan - (continued):
     -----------------------

         Investments - (continued):
         -----------

              The SBERA Account:
              -----------------

              The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

              Money Market Account:
              --------------------

              This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

              Bond Account:
              ------------

              This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt. The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt.

              Bank Shares:
              -----------

              Participants may allocate any portion of their contributions to purchase common shares of Beacon Federal Bancorp, Inc., the parent company of Beacon Federal. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Beacon Federal Bancorp, Inc. amounted to $3,111,938 and $0 at December 31, 2007 and 2006, respectively.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                  (continued)

A.   Description of the Plan - (continued):
     -----------------------

         Vesting:
         -------

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant in 100% vested after five years of credited service.

         Payment of benefits:
         -------------------

         On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

         Hardship withdrawals:
         --------------------

         The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

B.   Summary of Significant Accounting Policies:
     ------------------------------------------

         Basis of accounting:
         -------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         Estimates:
         ---------

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

                                                                            PMN

            SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                   (continued)

B.   Summary of Significant Accounting Policies - (continued):
     ------------------------------------------

         Investment valuation and income recognition:
         -------------------------------------------

         Investments at December 31, 2007 consist of assets held in the Savings Banks Employees Retirement Association Common/Collective Trust, and are valued substantially at their fair value. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Investments at December 31, 2006 are stated at fair value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held in the Plan at year end. Interest and earned dividends are recorded on the accrual basis. Reinvested interest and dividends on investment funds are included in unrealized gains and losses at the Trust level. Purchases and sales of investments are recorded on a trade date basis. Gains or losses on investments sold are calculated using the average cost method.

         Fully benefit-responsive investment contracts:
         ---------------------------------------------

         In December, 2005 the Financial Accounting Standards Board (FASB) issued a Staff Position (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common-collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. As of December 31, 2006, the fair value of the Plan's fully benefit-responsive investment contract (Fidelity Managed Income Portfolio) approximated its contract value.

         Benefit payments:
         ----------------

         Benefits are recorded when paid.

                                                                            PMN

            SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                   (continued)
C.   Investments:
     -----------

         The Plan owned approximately .65% of the fair value of the Trust's net assets at December 31, 2007. The unaudited financial statements of the Trust as a whole at December 31, 2007, follow:

Assets:
     Investments:
        Collective Funds:
            Fixed Income                                      $  112,537,567
            Equity                                               302,066,398
            Diversified                                           50,098,266
            Short-term investments                                72,850,371
                                                              --------------
               Total collective funds                            537,552,602

        Equity securities                                        271,766,925
        Mutual funds                                              66,167,928
        Certificates of deposits                                   3,243,359
        Loans to 401(k) plan participants                         10,049,984
                                                              --------------
               Total investments                                 888,780,798

     Cash                                                         17,873,906
     Other assets                                                  1,732,617
                                                              --------------
               Total assets                                      908,387,321

Liabilities:
     Accrued operating and other expenses                          1,307,350
                                                              --------------
Net assets available for benefits                             $  907,079,971
                                                              ==============

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                   (continued)

C.   Investments - (continued):
     -----------

     Trust investment income for the year ended December 31, 2007 was comprised of:

        Investment income:
            Net realized gains on investments                 $   40,084,542
            Interest and dividends                                10,004,963
            Unrealized appreciation of investments                 4,540,051
                                                              --------------
               Total investment income                            54,629,556

            Administrative expenses                           (    2,529,153)
                                                               -------------
            Total Trust net investment income                 $   52,100,403
                                                              ==============

     Fidelity Management Trust Company, the Plan trustee for the year ended December 31, 2006 has certified, for the applicable period, the investment assets, transactions and income set forth herein.

     Investments held and certified by the trustee consist of the following at December 31, 2006:

            Registerted investment companies                  $     3,943,578
            Money market fund                                         527,222
            Common collective trusts                                   43,888
                                                              ---------------
                                                              $     4,514,688
                                                              ===============


     The following is a listing of individual investments that represent 5% or more of net assets available for plan benefits at December 31, 2006:

        Fidelity Retirement Money Market Portfolio            $     527,222
        Fidelity International Discovery Fund                       830,580
        Fidelity Contra fund                                        560,169
        Fidelity Mid-Cap Stock Fund                                 465,131
        Fidelity Capital Appreciation Fund                          463,894
        Fidelity Small Cap Independence Fund                        418,047
        Fidelity Value Fund                                         328,950


                                                                            PMN

            SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                  (continued)


D.   Related Party Transactions:
     --------------------------

     Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2007, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $18.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets.

E.   Tax Status:
     ----------

     The Savings Banks Employees Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

F.   Plan Termination:
     ----------------

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

G.   Assets Allocated to Withdrawn Participants:
     ------------------------------------------

     The statement of net assets available for benefits at December 31, 2007, includes $607,574 allocated to participants who were no longer employees of the Bank.

H.   Risks and Uncertainties:
     -----------------------

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances the amounts reported in the statement of net assets available for benefits.

                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                     YEARS ENDED DECEMBER 31, 2007 AND 2006
                     --------------------------------------

                                   (continued)

H.   Reconciliation of Financial Statements to Schedule H of Form 5500:
     -----------------------------------------------------------------

     The following is a reconciliation of net assets available for benefits, per the financial statements to Schedule H of Form 5500 at December 31:



                                                                              2007           2006
                                                                        --------------   --------------

        Net assets available for benefits per the
            financial statements                                        $   5,921,952     $  4,862,243
        Contributions recievable at the end of the year                             -    (     347,555)
                                                                        --------------    ------------
        Net assets available for benefits per Schedule H
            of the Form 5500                                            $   5,921,952     $  4,514,688
                                                                        ==============    ============


     The following is a reconciliation of total contributions, per the financial statements to Schedule H of Form 5500 for the years ended December 31:


                                                                              2007           2006
                                                                        --------------   --------------

     Contributions per the financial statements                         $   1,142,584     $    879,869
     Change in contributions receivable                                       347,555    (      28,914)
                                                                        --------------    ------------
     Total contributions per Schedule H of the
        Form 5500                                                       $   1,490,139     $    850,955
                                                                        ==============    ============



                                                                            PMN

                              SUPPLEMENTAL SCHEDULE
                              ---------------------


                                                                            PMN

           SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
           ----------------------------------------------------------
                          AS ADOPTED BY BEACON FEDERAL
                          ----------------------------
                (FORMERLY BEACON FEDERAL RETIREMENT SAVINGS PLAN)
                -------------------------------------------------

           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
           -----------------------------------------------------------

                             AS OF DECEMBER 31, 2007
                             -----------------------

            (b)                               (c)                                 (d)               (e)
         Identity of                       Investment                                             Current
           Party                           Description                            Cost             Value
         ---------------------------       -------------------------------   -------------    ---------------
         * The Savings Banks               The Savings Banks Employees
         Employees Retirement              Retirement Association
         Association                       Common/Collective Trust           $   5,072,121     $   5,921,952
                                                                             =============     =============



* Party in interest to the Plan


                                                                            PMN

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       SBERA 401(k) PLAN AS ADOPTED BY BEACON
                                       FEDERAL






Date: May 30, 2008                     By:    /s/ Thomas Forese, Jr.
                                       Name:  Thomas Forese
                                       Title: Plan Administrator